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davidhearth@paulhastings.com

March 10, 2015	92937.00003

VIA EDGAR

Mr. Asen Parachkevov

Attorney Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Alternative Funds (formerly, TCW Liquid Alternatives Trust) (the “Trust” or
“Registrant”) — File Nos.: 333-201676 and 811-23025

Dear Mr. Parachkevov:

This letter responds to your comments communicated to the undersigned by written correspondence dated February 20, 2015, with respect to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of the TCW/Gargoyle Hedged Value Fund (the “Fund”), an open-end investment company and a series of the Trust, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2015 (SEC Accession No. 0001193125-15-018968).

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

General

Comment 1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1. Comment accepted. The Registrant acknowledges that the Commission staff may have additional comments.

Comment 2. Please remove the term “liquid” from the name of the Trust. Rule 2a-7(b)(3) of the 1940 Act provides that the use of such term in the name of a registered investment company suggests that the company is a money market fund.

Response 2. Comment accepted. The Registrant has removed the term “liquid” from its name. The name of the Trust has been changed to “TCW Alternative Funds.”

March 10, 2015

Comment 3. Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make sure that the signature page meets the requirements of Section 6(a).

Response 3. Comment accepted. The Registrant confirms that the signature page of the Registration Statement meets the requirements of Section 6(a) of the 1933 Act.

Fees and Expenses of the Fund

Comment 4. With respect to the fee waiver and expense reimbursement arrangement, please confirm that it will be reflected in a written agreement that will be filed as an exhibit to the Registration Statement. Please confirm that the arrangement will be in effect for at least one year from the date of effectiveness of the Registration Statement. Please disclose that during this period only the Board may terminate or modify the terms of the fee waiver arrangement.

Response 4. Comment accepted. The Registrant confirms that the fee waiver and expense reimbursement arrangement will be reflected in a written agreement that will be filed as an exhibit to the Registration Statement before it is declared effective. The Registrant further confirms that the arrangement will be in effect for at least one year from the date of effectiveness of the Registration Statement. Additionally, the Registrant has disclosed in its Registration Statement that only the Board may terminate or modify the terms of that arrangement.

Comment 5. Footnote 2 to the fee table states that the Adviser may request recoupment of waived fees “for the three years from the date they were waived or paid, subject to any applicable expense caps at the time of recoupment.” Please revise the conditions to recoupment such that the Adviser’s ability to recoup also is subject to any applicable expense caps at the time of waiver and/or reimbursement.

Response 5. Comment accepted. The Registrant has amended the disclosure as requested.

March 10, 2015

Example

Comment 6. Please confirm that in calculating the amounts stated in the Example, any reductions in expenses resulting from the Fund’s fee waiver and expense reimbursement arrangement are taken into account only for the period during which the expense limitation is going to be in effect and may not be amended or withdrawn unilaterally by the Adviser.

Response 6. Comment accepted. The Registrant so confirms.

Principal Investment Strategies

Comment 7. It is disclosed that the Fund seeks to achieve its investment objective by investing in “medium-large” capitalization companies, which are considered to be companies with capitalization in excess of $1.5 billion. Please disclose an upper capitalization range for such “medium-large” capitalization companies.

Response 7. Comment accepted. The Registrant has amended the disclosure as requested to disclose that there is no upper limit to the capitalization of companies that may be included in the Fund’s portfolio.

Comment 8 The section discloses that the Sub-Adviser statistically analyzes, on at least a monthly basis, approximately 2,500 U.S.-listed companies in constructing the Stock Portfolio. Please disclose the processes and methodologies utilized by the Sub-Adviser to identify such group of 2,500 U.S.-listed companies.

Response 8. Comment accepted. The Registrant has added disclosure to clarify that the 2,500 U.S.-companies refer to those with the largest market capitalizations.

Comment 9. With respect to the Options Portfolio strategy, we have the following comments:

a.	It is disclosed that in constructing the Options Portfolio, the Sub-Adviser considers two factors in selecting the “best” basket of indices on which to sell index call options: (1) the degree to which a basket, on a historical basis, would have most closely replicated, on a statistical basis, the performance of the stocks in the Stock Portfolio, and (2) the times at which indices have the most relatively overvalued options from an options valuation perspective. Does either factor take precedence when constructing the Options Portfolio? When selecting the “best” basket of indices on which to write call options, are there any correlation threshold levels (for performance or portfolio composition) that need to be met in order to consider a particular basket eligible? If a basket of indices does not replicate the Stock Portfolio as well as an alternative basket, but the alternative is overvalued from an options valuation perspective, how does the Sub-Adviser determine which basket is “better” or “best”?

March 10, 2015

b.	In selecting the “best” basket of indices, to what extent is the composition of the Stock Portfolio taken into account? To the extent that only the statistical correlation to the performance of the Stock Portfolio is a factor in selecting the basket of indices, please disclose that the Sub-Adviser does not seek to replicate the composition of the Stock Portfolio.

c.	It is disclosed that the Fund seeks to maintain a net long exposure of 50%, subject to certain risk parameters. For plain English purposes, please explain how the net exposure of the long Stock Portfolio and the short Options Portfolio is calculated.

d.	It is also stated that the Sub-Adviser strives to sell call options so that total premium received exceeds 1.5% of the Fund’s net asset value. Is this an additional (i.e. third) factor that the Sub-Adviser takes into consideration when selecting the “best” basket of indices? If so, please revise the paragraph describing the Options Portfolio construction process and explain how this factor relates to the other two factors.

e.	In your response letter, please explain how the Fund proposes to cover, for purposes of Section 18 of the 1940 Act, the Fund’s potential liabilities resulting from its option writing practices.

f.	The disclosure states that the Fund sells “near-term” index call options. Please define “near-term.”

g.	It is disclosed that “to the extent that the Sub-Adviser determines to roll the Options Portfolio forward …, the Fund maintains its call-selling bias.” Please revise the disclosure to explain this statement in plain English.

h.	Please disclose any other options writing strategies that are part of the Fund’s principal investment strategy, such as selling call options on individual stocks or sector indices.

Response 9.

a.	The Prospectus has been revised to disclose that the historical correlation of the basket takes precedence over valuation. By way of supplemental explanation, at any time that no basket of major market indices can achieve an historical 90% correlation with the Fund’s Stock Portfolio, additional indices (such as sector ETFs) will be added in order to achieve an historical 90% correlation. When the options on one index are high relative to those of another index, the traders have discretion to rerun the correlation analysis to confirm that the alternative basket maintains a correlation above the 90% threshold.

March 10, 2015

b.	The Prospectus has been revised to disclose that the specific contents of the Stock Portfolio are not relevant. By way of supplemental explanation, only the historical return stream of the Stock Portfolio is used in determining the hedge basket’s historical correlation to the Stock Portfolio.

c.	The Prospectus has been revised to explain that the net figure is determined by considering the long exposure of the Stock Portfolio to be 100%. The Options Portfolio is targeted to be sufficiently short so as to reduce the Fund’s overall market exposure to a net long 50% (after adjustment for the portfolio managers’ subjective judgment as to the future beta of the Stock Portfolio, essentially meaning its expected correlation to market movements). Standard option valuation techniques will be used to determine the short value of the Options Portfolio.

d.	The premiums received from the sale of call options is not considered in determining the best basket of indices. Therefore, no additional disclosure should be needed.

e.	The Registrant notes that options will be covered in compliance with Section 18 of the 1940 Act, as discussed in the “Strategies and Investments Available to all Funds—Options” section of the Trust’s Statement of Additional Information.

f.	The Fund will normally sell or maintain a short position in options that expire within 6 weeks. The Registrant has revised the Prospectus to instead use the phrase “short-term” rather than “near-term.”

g.	The Registrant has revised the Prospectus to state that to the extent that the Sub-Adviser determines to roll the Options Portfolio forward on or before expiration, the Fund will endeavor to maintain an Options Portfolio of short call options.

h.	Other than the use of sector indices or ETFs as described in answer “a” above, it would be rare and unexpected that the Fund would sell options on individual stocks. It is possible, but unlikely, that individual stock options may be sold to facilitate a more effective method of liquidating a position. Therefore, no additional disclosure of additional option strategies should be needed at this time. Additional disclosure would be added at such time as additional option strategies would be proposed, after consultation with the Board of Trustees and development of appropriate disclosure.

Comment 10. Please include additional disclosure in this section regarding the Fund’s short selling practices and investments in illiquid instruments, to the extent such investments are part of the Fund’s principal strategy.

Response 10. Comment accepted. The Registrant has amended the disclosure accordingly.

March 10, 2015

Principal Risks

Comment 11. Index Call Options Writing Risk. The risk disclosure states that when writing index call options, the Fund forgoes, during the option’s life, the opportunity to profit “from increases in the market value of the index.” Please revise the disclosure as the Fund’s equity strategy does not contemplate investing in or replicating a particular index, and as a result the Fund will not profit from increases in the market value of a particular index. The Fund’s option writing practices may limit the Fund’s opportunity to profit from the Stock Portfolio, however only to the extent that the Stock Portfolio correlates with the index underlying the call option written by the Fund.

Response 11. Comment accepted. The Registrant has amended the disclosure as requested.

Comment 12. The Fund’s investment strategy contemplates investments in securities of issuers outside of the United States. To the extent that such investments constitute a principal strategy, please include a summary of attendant risks in the Fund’s Item 4 risk disclosures, such as foreign securities risk, currency risks, etc.

Response 12. Comment accepted. The Registrant has amended the disclosure as requested to include those additional risks.

Comment 13. Please add summaries of the following risk factors to the Fund’s Item 4 risk disclosures: Leverage Risk, Liquidity Risk, Models Risk and Short Selling Risk.

Response 13. Comment accepted. The Registrant has added summaries of those risks as requested.

Advisers and Portfolio Managers

Comment 14. Please state the month (in addition to the year) in which each portfolio manager began managing the Fund.

Response 14. Comment accepted. The Registrant has added the disclosure as requested.

March 10, 2015

Management of the Fund

Comment 15. It is stated that “the Adviser and the Trust have applied for and expect to receive an exemptive order from the SEC to operate under a manager of managers structure.” Please disclose that there is no guarantee that such order will be granted.

Response 15. Comment accepted. The Registrant has amended the disclosure as requested.

SAI

Portfolio Turnover

Comment 16. The section states that the annual portfolio turnover rate of the Fund is generally not expected to exceed 100%. Please reconcile with statements in the Prospectus that the Fund may engage in frequent portfolio trading.

Response 16. The Registrant has amended the disclosure in response to this comment.

Brokerage Allocation and Other Practices

Comment 17. Please disclose whether any research or other benefits received by the Advisers from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934

Response 17. Comment accepted. The Registrant has amended the disclosure as requested.

Portfolio Management

Comment 18. It is disclosed that the Portfolio Managers “are provided no financial incentive to favor one fund or account over another.” Please confirm that the portfolio managers do not manage any accounts that compensate on the basis of performance.

Response 18. The Registrant has confirmed that the portfolio managers manage certain accounts the advisory fees of which are based on the performance of such accounts. Accordingly, the Registrant has removed the referenced disclosure. Existing disclosure in the Statement of Additional Information addresses the conflict of interest that may arise from the management of such accounts.

* * * * * *

March 10, 2015

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff.

Notwithstanding our comments, please furnish a letter with respect to the Trust acknowledging that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response. The Registrant understands and acknowledges this comment and will furnish a letter to this effect at the time of such acceleration request.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response. The Registrant understands and acknowledges this comment.

We will consider a written request for acceleration of the effective date of this Registration Statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Response. The Registrant understands and acknowledges this comment.

March 10, 2015

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and briefly state the basis for your position. The Staff may have further comments after reviewing your responses.

Response. The Registrant understands and acknowledges this comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary
Christopher J. Tafone, Paul Hastings LLP
Christy Y. Chen, Paul Hastings LLP